

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

<u>Via E-mail</u>
Maurizio Vecchione
Chief Executive Officer
SRKP 16, Inc.
5777 West Century Blvd., Suite 360B
Los Angeles, CA 90045

      Re: **SRKP 16, Inc.**
               Form 8-K
               Filed January 18, 2012
               Preliminary Information Statement on Schedule 14C
               Filed March 23, 2012
               File No. 000-52932

Dear Mr. Vecchione:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Duc Dang

                    Duc Dang
                    Senior Counsel

cc: Jeffrey Sperber
       SRKP 16, Inc.
       Via E-mail